UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)
                                ----------------
                               Invivo Corporation
                            (Name of Subject Company)
                                ----------------
                         Invivo Acquisition Corporation
                       Intermagnetics General Corporation
                       (Name of Filing Persons (Offeror))
                                ----------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                ----------------
                                    461858102
                      (CUSIP Number of Class of Securities)
                                ----------------
                                Glenn H. Epstein
                      Chairman and Chief Executive Officer
                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                                  P.O. Box 461
                             Latham, New York 12110
                                 (518) 782-1122
                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)

                                    Copy to:

                               Clare O'Brien, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
================================= ==============================================
 Transaction Valuation*                           Amount of Filing Fee**
--------------------------------- ----------------------------------------------

--------------------------------- ----------------------------------------------
    $152,034,519.66                                     $12,299.59
================================= ==============================================
* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $22.00, the per share tender offer price, by the 5,970,156 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $131,343,432.00 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $20,691,087.66, being the net consideration for the Subject Company's 1,448,662 stock options, to arrive at a total transaction value of $152,034,519.66.
**   Calculated as 0.008090% of the transaction value.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:   $12,299.59     Filing Party:  Intermagnetics
                                                             General Corporation
     Form or Registration No.:  Schedule TO   Date Filed:  December 23, 2003
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on December 23, 2003, as amended on January 7, 2004 and January 9, 2004 (the "Schedule TO"), by Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermagnetics General Corporation, a New York corporation ("Parent"). The Schedule TO relates to the Offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Invivo Corporation, a Delaware corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(1)            Offer to Purchase dated December 23, 2003.*

(a)(2)            Form of Letter of Transmittal.*

(a)(3)            Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on December 23, 2003.*

(a)(8) Joint Press Release issued by Parent and the Company on December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).

(a)(9) Press Release issued by Parent on January 7, 2004 (incorporated by reference to exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7,
                  2004).

(a)(10)           Press Release issued by Parent on November 3, 2003.

(a)(11)           Press Release issued by Parent on November 13, 2003.

(a)(12)           Joint Press Release issued by Parent and the Company on
                  November 24, 2003.

(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank, N.A., as Documentation Agent, and Wachovia Bank, N.A., as Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)               None.

(h)               None.

-----------------------------------------
* Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2004

                                        INVIVO ACQUISITION CORPORATION


                                        By:   /s/ Glenn H. Epstein
                                              -----------------------------
                                              Name:  Glenn H. Epstein
                                              Title: President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2004

                                        INTERMAGNETICS GENERAL CORPORATION


                                        By:   /s/ Glenn H. Epstein
                                              ------------------------------
                                              Name:   Glenn H. Epstein
                                              Title:  Chairman and Chief
                                                      Executive Officer

                                  EXHIBIT INDEX

Exhibit
No.

(a)(1)            Offer to Purchase dated December 23, 2003.*

(a)(2)            Form of Letter of Transmittal.*

(a)(3)            Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on December 23, 2003.*

(a)(8) Joint Press Release issued by Parent and the Company on December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).

(a)(9) Press Release issued by Parent on January 7, 2004 (incorporated by reference to exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7,
                  2004).

(a)(10)           Press Release issued by Parent on November 3, 2003.

(a)(11)           Press Release issued by Parent on November 13, 2003.

(a)(12)           Joint Press Release issued by Parent and the Company on
                  November 24, 2003.

(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank, N.A., as Documentation Agent, and Wachovia Bank, N.A., as Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)               None.

(h)               None.

-----------------------------------------
* Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.